Exhibit 99.1

Press release

Biophytis announces new convertible bond financing for up to €32 million with Atlas and drawing of 2 tranches under the 2020 Atlas Contract for €6 million

Paris, France, Cambridge (Massachusetts, United States), June 18 2021, 11pm CET – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces a new line of financing through Bonds Redeemable in Cash and New and Existing Shares (ORNANE) with Atlas, a specialized investment fund based in New York (United States), for €32 million (the “2021 Atlas Contract”). This line of financing will be used for further clinical development of Sarconeos (BIO101) in sarcopenia following our SARA phase 2 results and for the next development steps of the product in COVID-19 following our COVA phase 2-3 results, as well as the financing of the Company’s activities going forward.

The Company also announces the issuance of 240 ORNANE Bonds, for a total amount of €6 million under its existing convertible bond agreement with Atlas (the “2020 Atlas Contract”).

Stanislas Veillet, President and CEO of Biophytis, said: “We are pleased to conclude this new ORNANE contract with Atlas that allows us to secure the Company’s financing going forward. In the meantime, we have just drawn two tranches of convertible under the existing agreement with Atlas for a total of €6 million, that will enable Biophytis to i) source starting materials required for the coming production of registration and commercial batches – provided positive results from COVA, ii) to scale up manufacturing and industrialization activities and to iii) start the Expanded Access COVA Program. These activities are directly linked to the potential filing for Emergency Use Authorization in the U.S. and Conditional Marketing Authorisation in the EU later in 2021.”

a)	2021 Atlas Contract

The new financing instrument allows the issuance of 1280 bonds with an option for exchange in cash and/or conversion into new or existing shares (ORNANE). Subject to the issue of the eighth and last tranche under the 2020 Atlas Contract, the €32 million total financing can be drawn by Biophytis over the next three years, without obligation, through 8 successive tranches of €4 million each. This facility will secure the Company cash position, in order to continue the development of its clinical activities in particular further development of Sarconeos (BIO101). . The risks inherent in this financing scheme are described in the "Risk Factors" section of the Company's Annual 2020 Report available on BIOPHYTIS website (www.biophytis.com) and in the "Risk Factors" section of the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”).

Press release

Legal framework

The issued securities will give Atlas access immediately or in the future to the Company’s share capital with cancelation of the shareholders’ preferential subscription rights to the benefit of a category of persons pursuant to Article L. 225-129 et seq. of the French Commercial Code.

Pursuant to the delegation granted by the General Meeting of Shareholders of 10 May 2021, the Company’s Board of Directors approved the conclusion of the 2021 Atlas Contract during its meeting on June 8, 2021. The 2021 Atlas Contract was concluded on 14 June 2021.

This offer of financial securities did not result in a prospectus subject to AMF approval.

The Company will keep the shareholders informed of the exercise of the ORNANE and the subsequent conversions, through a summary table of the ORNANE, and the number of shares in circulation, all of which will be available on the Company website.

Main characteristics of the ORNANE

The ORNANE will have a par value of €25 000 euros. They will not bear interest and will have a 24-month maturity from issuance. The holder of ORNANE may request at any time to convert them during their maturity period, and the Company shall have the right to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 110% of the principal.

At the end of the maturity period, and in the case where the ORNANE would not have been redeemed either in cash or in new or existing shares, the holder will have the obligation to convert the ORNANE.

The holder can ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = Vn / (R x P), where

- “N” is the number of shares yielded by the conversion,

- “Vn” is the par value of the ORNANEs, i.e., €25,000 each,

- “R” is the conversion ratio, i.e., 1.00,

- “P” is the conversion price, i.e., the Pricing Period VWAP during the Pricing Period of 10 trading days preceding the reception of the Conversion Notice

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = (Vn/P) * Pr, where

- “V” is the amount to be redeemed to the holder.

- “Pr” is the revised price.

The revised price is the lowest price between (i) the volume weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10 ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for trading admission on the Euronext Growth market.

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Number of securities and dilution (assumptions)

Based on the 113 854 795 outstanding shares, and based on issuance and conversion of a €4 million tranche, and of all tranches on 14 June 2021 and a conversion price equal to €0,9376, the impact on a shareholder’s 1% stake in the Company’s capital prior to the operation would be:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuing of new ORNANE	1,00%	0,95%
Upon conversion of one tranche of the new 2021 ORNANE contract from Atlas: issuing of 4 266 197 additional shares	0,96%	0,92%
Upon conversion of the totality of the new 2021 ORNANE contract from Atlas: issuing of 34 129 576 additional shares	0,77%	0,74%

b)	Drawing of 2 tranches of the 2020 Atlas Contract

On April 7, 2020, Biophytis announced a convertible line of €24 million from Atlas. The press release is available on the Company’s website (www.biophytis.com) in the section “2020 press releases”. The financing instrument allows the issuance of 960 ORNANE, at a par value of €25,000 each. The €24 million total financing can be drawn by Biophytis over the next 3 years, without obligation, through 8 successive tranches of €3 million each. The Company drew a first tranche of €3 million during April 2020, a second tranche of the same amount in July 2020, and a third tranche of €3 million in September 2020.

After the drawing of the 4th and 5th tranches for a total of €6 million, €9 million will remain from the current instrument.

Reminder of the main characteristics of the 2020 Atlas ORNANE contract issued

The ORNANE don’t bear interest and have a 24-month maturity from issuance. The holder of ORNANE may request at any time to convert them during their maturity period, and at that time, the Company will be able to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 115% of the principal.

Press release

Number of securities and dilution (assumptions)

As of June 14, based on 113, 854,795 outstanding shares, at the conversion on this day and a conversion price equal to 97% of the pricing period VWAP of €0.9094, dilution is reflected as follows:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuing of new ORNANE	1,00%	0,95%
Upon conversion of the ORNANE from tranches 4 &5 of Atlas: issuing of 6 597 212 additional shares	0,95%	0,90%

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its various Sarconeos (BIO101) clinical trials and expectations regarding commercialization. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please refer to the "Risk Factors" section of the Company's Annual 2020 Report available on BIOPHYTIS website (www.biophytis.com) and to the risks discussed in the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

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